SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of March 2006

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as specified in its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: y	Form 40-F: o

(Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.)

Yes: o	No: y

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

Enclosure:

A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the following:

1. resignation of Mr. Haruhiko Yamada as director of Philippine Long Distance Telephone Company (“PLDT”) effective at the opening of business on March 28, 2006; and

2. election of Mr. Tatsu Kono as director of PLDT effective on March 28, 2006 and for the unexpired term of his predecessor in office, Mr. Haruhiko Yamada.

March 28, 2006

Philippine Stock Exchange

Disclosure Department

4/F PSE Center

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

VP- Operations Group

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith a copy of SEC Form 17-C regarding the following:

1. resignation of Mr. Haruhiko Yamada as director of Philippine Long Distance Telephone Company (“PLDT”) effective at the opening of business on March 28, 2006; and

2. election of Mr. Tatsu Kono as director of PLDT effective on March 28, 2006 and for the unexpired term of his predecessor in office, Mr. Haruhiko Yamada.

This shall serve as our disclosure in compliance with the PSE Disclosure Rules.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

March 28, 2006

Securities & Exchange Commission

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith five (5) copies of SEC Form 17-C regarding following:

1. resignation of Mr. Haruhiko Yamada as director of Philippine Long Distance Telephone Company (“PLDT”) effective at the opening of business on March 28, 2006; and

2. election of Mr. Tatsu Kono as director of PLDT effective on March 28, 2006 and for the unexpired term of his predecessor in office, Mr. Haruhiko Yamada.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	814-3552
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,193,142 As of February 28, 2006	N/A	N/A
	Total No. of Stockholders	Domestic	Foreign

-----------------------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  28 March 2006

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

We disclose the following:

1. Mr. Haruhiko Yamada tendered his resignation from his directorship in the Company, effective at the opening of business on March 28, 2006.

The resignation of Mr. Haruhiko Yamada is not expected to have any significant impact on the Company’s current or future operations, financial position or results of operation.

2. Mr. Tatsu Kono was elected as a director of the Company effective March 28, 2006 and for the unexpired term of his predecessor in office, Mr. Haruhiko Yamada.

Pursuant to the requirements of the Securities Regulation Code, the Issuer has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: MA. LOURDES C. RAUSA-CHAN Corporate Secretary

March 28, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By :

Name : Ma. Lourdes C. Rausa-Chan

Title : Corporate Secretary

Date: March 28, 2006